United States Securities and Exchange Commission

Washington D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14A-103

Name of Registrant: Broadwind, Inc. (Nasdaq: BWEN)

Name of Person Relying on Exemption: Terence P. Fox

Address of Person Relying on Exemption: 205 N. 8th Street, Manitowoc, WI 54220

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

May 9, 2023

Broadwind Inc.

Attn: Shareholders

Dear Fellow Shareholders,

I am at this time filing my proxies supporting the current slate of directors as proposed by the Board of Directors of Broadwind, Inc. (Broadwind). Those directors include:

Eric B. Blashford	Philip J. Christman
Jeanette A. Press	David P. Reiland
Sachin M. Shivaram	Thomas A. Wagner
Cary B. Wood

I was one of the 4 founders of Broadwind, Inc.  Since incorporated as Tower Tech Systems, Inc. on October 13, 2003, to evolving into Broadwind, Inc., I had served as an officer in the early years and Director until July 2021.  My wife and I, either personally or beneficially own 2.45% of the outstanding shares of Broadwind.

At less than 20 years old, Broadwind has strategically grown and diversified its manufacturing/fabrication portfolio.  Starting as a wind tower fabricator, production now includes many other heavy weldments used in the crane, mining, construction and shipping industry, as well as natural gas conversion equipment just to name a few.  Broadwind has also become well known for innovative clean tech energy products that it develops and produces.

Over the years, Broadwind has progressed from that startup that could not get a loan to a standalone, premium producer of mostly large, industrial products.  And the only way that happens is to attract and maintain the best employees.  I believe Broadwind employees have the skill, intellect, ability and wherewithal to be the best in the industry.  These employees help Broadwind build big and bold.  But along with retaining skilled craftsmen to fabricate and construct products, there are also those who oversee the operation.  Those who must direct and those who manage.

The directors that I am asking you to support have guided Broadwind through the good times and the bad times.  For every problem, a successful strategy had to be developed and implemented.  And for each issue that presented, the current directors answered the call.  No matter how difficult the problem, a solution was identified and the problem was resolved.

Broadwind has survived a once crowded field of many producers of wind towers.  It started from the bottom and with hard work and director vision, Broadwind went to the top.  Leadership, combined with producing a superior product keeps Broadwind at the top.  Broadwind directors knew what had to done to become more than just a builder of wind towers.  And when most of those other tower companies failed, Broadwind did not.

The election of qualified directors is a key to longevity of any business.  From my point of view, the slate of directors proposed by the Wm Argyle Fund, LLC (Argyle) lacks the experience, depth and knowledge in Broadwind's market segment to effectively lead Broadwind.  I do not believe that the Argyle nominees have near the skill set of your current directors.

I believe that the future of Broadwind is bright.  However, those unique opportunities for growth that will challenge Broadwind can only be captained by those experienced to recognize true opportunity and act accordingly.  And timely.  That is what you get in the current slate of directors proposed by Broadwind. In my experience and in my opinion, your current board has the knowledge, experience and leadership to lead with a difference and that is exactly what they will do.

I believe, there is no market, business or energy segment that is as difficult as clean tech energy. The current slate of directors have a record of success in leading Broadwind into sensible diversification and developing new products that make a difference.

Business presents a new challenge daily.  What you need to ask yourself is who is best situated to respond to the challenge, meet it and win?  I believe in supporting those who will meet each challenge quickly, effectively and with excellent results.   They will lead with a difference.

Very truly yours,

/s/ Terence P. Fox

This is not a solicitation of authority to vote your proxy. Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.